Exhibit 12.1

CONFIDENTIAL TREATMENT REQUESTED BY THE FEDERAL HOME LOAN BANK OF PITTSBURGH

RATIO OF EARNINGS TO FIXED CHARGES

          The table below presents the FHLBank’s ratio of earnings to fixed charges by dividing the FHLBank’s earnings by fixed charges. For this purpose, “earnings” is the sum of income before assessments and fixed charges less cumulative effect of change in accounting principle. “Fixed charges” consist of total interest expense on all indebtedness related to continuing operations (including bonds, notes, member deposits, fed funds purchased, reverse repos, and dividends relating to mandatory redemption of stock). The ratios are based solely on historical information and no pro forma adjustments have been made.

	Years Ended December 31,
(in thousands)	2004	2003	2002	2001	2000
Fixed Charges
Interest Expense	1,078,117	890,712	1,059,020	1,753,837	2,819,254

Total Fixed Charges	1,078,117	890,712	1,059,020	1,753,837	2,819,254

Earnings
Income before Assessments	128,686	37,710	65,402	138,541	235,805
Cumulative effect of change in accounting principle	(8,413)	—	—	8,962	—
Add: fixed charges	1,078,117	890,712	1,059,020	1,753,837	2,819,254

Total Earnings	1,198,390	928,422	1,124,422	1,901,340	3,055,059

Ratio of earnings to fixed charges	1.1x	1.0x	1.1x	1.1x	1.1x

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